U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103.

Name of the Registrant: JPMorgan Chase & Co. (JPM)

Name of person relying on exemption: National Committee for Religious Freedom

Address of person relying on exemption: 6021 SW 29th St., No. 307, Topeka, KS 66614

Written materials are submitted under Rule 14a-6(g)(1) promulgated pursuant to the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Vote Yes: Proposal 10 - Report on Ensuring Respect for Civil Liberties

No American should have to worry that their bank account will be closed or a payment will be denied because of their religious or political beliefs. Unfortunately, JPMorgan Chase has shown a disturbing trend of cancelling conservative and religious groups, including mine. I am Sam Brownback, former United States Senator, Governor of Kansas, and U.S. Ambassador at Large for International Religious Freedom. Chase debanked my organization, the National Committee for Religious Freedom, under circumstances that are difficult to interpret as anything other than a viewpoint-based cancellation.

David Bahnsen highlighted my experience in Proposal 10, which would bring much needed transparency to politically motivated debanking. Chase, in response, has said "the requested report is based on allegations that are not true. It is not our policy to debank people because of their political views, ideas or religious affiliation."1 My story says otherwise. And Chase's response is just another denial in a long line of conflicting and contradictory explanations pointing toward political and religious discrimination.

I founded the National Committee for Religious Freedom to represent Americans from every faith and walk of life. Our bipartisan National Advisory Board includes members who are Christian, Hindu, Jewish, Mormon, and Muslim. In April 2022, we opened a bank account for the NCRF at Chase. We chose Chase because of its national footprint and the multi-generational relationships our team had with the bank.

On May 19, 2022, I tried to deposit a donation at a local Chase branch. That is when the NCRF discovered that its account had been closed. The local branch could share only that the corporate office had closed the account and that bank employees were not allowed to share additional information. We asked repeatedly for an explanation but representatives told us a note in our file read that Chase employees were not permitted to provide any further clarifying information to the customer. The following week we finally received a letter from Chase--dated May 6--saying they had decided to "end our relationship with you." The letter did not elaborate and stated no other reason for closing the account.

On June 8, a corporate representative from Chase called our executive director. The representative said Chase's internal risk management team determined that the NCRF needed to provide additional information and, because the NCRF had failed to do so within 60 days, the account was closed. My executive director informed her that the account had not even been opened for 60 days and the NCRF never received a request for additional information. The representative admitted that Chase did not follow its process correctly but said if the NCRF could provide the following information, Chase might reinstate the account: (1) the names of the NCRF's donors who contribute more than 10% of its operating budget; (2) the NCRF's criteria for deciding which candidates to contribute money to; and (3) a list of candidates to whom the NCRF plans to contribute money.

The NCRF respects its donors' privacy and was concerned about disclosing its criteria for disbursing funds, so it declined to divulge that information. I also seriously doubt that Chase regularly asks customers what politicians they support and why as part of their regular course of business with nonprofits or other customers. I wrote about this to Chase CEO Jamie Dimon in September but got no response.

In October, I told our story in an op-ed at the Washington Examiner.2 Other national news outlets and legislators shared it too.3 We also launched our #ChasedAway campaign to encourage others like us to come forward.4 The stories we have received are disturbing but the support for our campaign has been tremendous.

Later that month--over five months after they closed our bank account--Chase sent us a letter saying they had to ask these questions to comply with federal banking guidelines to prevent money laundering and terrorism. On its face, this rationale is preposterous. Yet even if the guidelines did apply, regulators do not require banks to do this screening at all, recommend collecting only general information when they do, and specifically acknowledge that "U.S. charities that operate and provide funds solely to domestic recipients generally present low terrorist funding risk."5

So we asked Chase to explain these deficiencies. They couldn't and pivoted to a different explanation, saying in an email that I am a "politically exposed person" susceptible to bribery or corruption. But again the explanation does not pass the sniff test. Not only am I now a private citizen, but the guidelines Chase cited specify that "Politically Exposed Persons" do not "include U.S. public officials." Put simply, the rule Chase cited does not even apply.6 After this explanation failed, Chase stopped trying to explain itself.

We mentioned this in a recent op-ed at Newsweek.7 But since Chase is denying the allegations again, we are sharing it in more detail to expose their actions. Chase executives have demonstrated that they will not be transparent about politically motivated debanking and that, when given the chance, they will try to explain it away.

The SEC supports the request for transparency too. Chase asked the SEC for permission to exclude Proposal 10 from the ballot. They hired outside legal counsel to argue why it was excludable as an ordinary business matter under SEC rules but the SEC disagreed and said that debanking customers in ways that affect their civil rights is a significant social policy issue that transcends ordinary business matters.8

Chase now says in its proxy statement that its anti-discrimination and anti-harassment statement prohibits discrimination against customers, is subject to extensive governance and oversight, and that it cultivates respect for diverse views in its workforce. But Chase actually promotes partisan and divisive concepts in its diversity, equity, and inclusion training and does not recognize a single faith-based Employee Resource Group even though it permits myriad others.9 And if there is so much oversight, then why did it take Chase so long to explain why it demanded our donor lists and donation criteria? And why did the explanations keep changing?

Anyone can promise not to discriminate. That doesn't stop Chase from hiding discrimination behind vague and ambiguous policies that let them deny services to people who present "reputational risk"10 or are considered or affiliated with "hate groups."11 A former Chase executive described this practice as "red-dotting," where Chase employees can flag customers for cancelation based on their perceived reputational or social risk.12

Chase's track record strongly suggests that it is putting this red-dotting into practice. Just in the last two years, Chase and its subsidiaries have denied payments or cancelled accounts of several Americans who hold mainstream views, including retired general Michael Flynn Jr. for "possible reputational risk to our company,"13 the Arkansas Family Council for its apparent "high risk,"14 and Defense of Liberty because its event featuring Donald Trump Jr. promoted "hate, violence, racial intolerance," or "terrorism."15 Chase did backtrack on Defense of Liberty and Flynn, but only after the incidents made national news and the Missouri State Treasurer pressured Chase to reverse course on Defense of Liberty.16

Nineteen State Attorneys General wrote to Chase on May 2 and called on it to stop this discrimination.17 Attorney General Daniel Cameron of Kentucky who led the coalition stated "Chase cannot call itself 'inclusive' and say that it 'opposes discrimination in any form,' while simultaneously disenfranchising its clients over religious and political differences."18

This is part of a larger trend. Banks like Wells Fargo and payment platforms like PayPal have recently cut ties with several high profile groups, seemingly for their political views.19 Bank of America froze the account of Christian author, preacher, and podcaster Lance Wallnau.20 Chase and other banks have also severely limited business relationships with the fossil fuel industry,21 divested from the private prison industry,22 and refused to contract with the Immigration Customs and Enforcement Agency.23 And before all of this, the Obama administration used reputational risk policies and regulatory pressure to force banks to cut ties with firearms dealers and other politically-disfavored businesses in the infamous Operation Choke Point.24 Now partisan activists and financial institutions themselves are taking the debanking reins.

Every American needs basic financial services. That is why the government has granted banks, particularly national ones like Chase, significant regulatory privileges.25 Politicizing financial services is contrary to those purposes and discourages Americans from exercising their rights to free speech and religious exercise. This makes a handful of banking executives de facto regulators and robs the American people of their right to participate in the democratic process. This also directly harms Chase's shareholders because it alienates millions and destroys Chase's trust with the public.

This behavior cannot be allowed to continue. To curb this, we need to bring these practices to light so that banks will no longer think they can get away with this kind of discrimination. That is why I am voting yes on Proposal 10 and urge you to do the same.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

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1 Annual Meeting of Shareholders Proxy Statement 2023, JPMorgan Chase & Co. at 101 (Apr. 4, 2023), https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/proxy-statement2023.pdf.

2 Sam Brownback, Are big banks chasing away religious organizations?, Washington Examiner (Oct. 6, 2022), https://www.washingtonexaminer.com/restoring-america/faith-freedom-self-reliance/are-big-banks-chasing-away-religious-organizations.

3 See, e.g., Jon Brown, Chase Bank allegedly shutters bank account of religious freedom nonprofit, demands donor list, Fox Business (Oct. 13, 2022), https://www.foxbusiness.com/politics/chase-bank-allegedly-shutters-bank-account-religious-freedom-nonprofit-demands-donor-list; Rubio Raises Concerns About Chase Bank Politically Motivated De-Banking, Office of Marco Rubio (Oct. 25, 2022), https://www.rubio.senate.gov/public/index.cfm/2022/10/rubio-raises-concerns-about-chase-bank-politically-motivated-de-banking.

4 #ChasedAway, National Committee for Religious Freedom, https://thencrf.org/chasedaway.

5 Joint Fact Sheet on Bank Secrecy Act Due Diligence Requirements for Charities and Non-Profit Organizations, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Financial Crimes Enforcement Network, National Credit Union Administration, Office of the Comptroller of the Currency (Nov. 19, 2020), https://www.fdic.gov/news/financial-institution-letters/2020/fil20106a.pdf.

6 Joint Statement on Bank Secrecy Act Due Diligence Requirements for Customers Who May Be Considered Politically Exposed Persons, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Financial Crimes Enforcement Network, National Credit Union Administration, Office of the Comptroller of the Currency (Aug. 21, 2020), https://www.fdic.gov/news/press-releases/2020/pr20092a.pdf.

7 Sam Brownback and Jeremy Tedesco, Stop the Troubling Trend of Politically Motivated Debanking, Newsweek (Mar. 15, 2023), https://www.newsweek.com/stop-troubling-trend-politically-motivated-debanking-opinion-1787639.

8 U.S. Securities and Exchange Commission Division of Corporate Finance, No-Action Decision for JP Morgan Chase & Co. on Bahnsen Family Trust Proposal (Mar. 21, 2023), https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/bahnsenjpmorgan032123-14a8.pdf.

9 How They Scored: JP Morgan Chase Bank, Viewpoint Diversity Score (Sep. 22, 2022), https://www.viewpointdiversityscore.org/news/how-they-scored-jp-morgan-chase-bank.

10 Risk Management, JPMorgan Chase & Co., https://careers.jpmorgan.com/us/en/our-businesses/risk.

11 Terms of ServiceWePay by J.P. Morgan, http://go.wepay.com/terms-of-service.us.

12 Bank Cancels Religious Non-Profit & New Tax Rules, Morning Wire at 4:31 (Dec. 26, 2022), https://steno.ai/the-ben-shapiro-show/morning-wire-bank-cancels-religious-non-profit-new-tax-rules.

13 Luke Gentile, Chase Bank apologizes for Michael Flynn credit card cancellation letter sent in 'error', Washington Examiner (Sep. 1, 2021), https://www.washington
examiner.com/news/michael-flynn-chase-bank-apology-credit-card-telegram.

14 Jerry Cox, Chase Bank Cancels National Committee for Religious Freedom's Account Two Years After Canceling Ours, Family Council, https://familycouncil.org/?p=25159.

15 Susie Moore, JPMorgan Chase and WePay Just Stepped on the Cancel Culture Rake, RedState (Nov. 18, 2021), https://redstate.com/smoosieq/2021/11/18/jpmorgan-chase-and-wepay-just-stepped-on-the-cancel-culture-rake-n477099.

16 Scott Fitzpatrick, Letter to Jamie Dimon (Nov. 17, 2021), https://treasurer.mo.gov/pdf/JPMorganChaseLetter.pdf.

17 Brianna Herlihy, Chase Bank warned on religious discrimination by 19 GOP attorneys general, Fox Business (May 2, 2023), https://www.foxbusiness.com/politics/chase-bank-warned-religious-discrimination-gop-attorneys-general.

18 Id.

19 See, e.g., Annelise Butler and Anthony Imperato, Left Doesn't Just Want to Censor You on Social Media. It Also Wants to Close Your Bank Accounts, The Heritage Foundation (Sep. 3, 2021), https://www.heritage.org/progressivism/commentary/left-doesnt-just-want-censor-you-social-media-it-also-wants-close-your; Erin Elmore, PayPal, Venmo Target Conservative Accounts, Turning Point USA (Sept. 23, 2022), https://www.tpusa.com/live/paypal-venmo-target-conservative-accounts.

20 Steve Warren, Bank of America Freezes Ministry Account of Lance Wallnau in Latest Case of Banks Cancelling Christians, Christian Broadcasting Network (Mar. 14, 2023), https://www2.cbn.com/news/us/bank-america-freezes-ministry-account-lance-wallnau-latest-case-banks-canceling-christians.

21 Kevin Stocklin, The Civil War for America's Banks, The American Conservative (Apr. 4, 2022), https://www.theamericanconservative.com/the-civil-war-for-americas-banks.

22 Emily S. Rueb, JPMorgan Chase Stops Funding Private Prison Companies, and Immigration Activists Applaud, New York Times (Mar. 6, 2019), https://www.nytimes.com/2019/03/06/business/jp-morgan-prisons.html.

23 James E. Lewis, Banks refusing to do business with people who do work for I.C.E. - that could soon be a big problem for them, Law Enforcement Today (Feb. 15, 2020), https://www.lawenforcementtoday.com/banks-refusing-to-do-business-with-people-who-do-work-for-i-c-e.

24 Todd Zywicki, Cancel Culture Comes to Banking, Newsweek (Jan. 13, 2022), https://www.newsweek.com/cancel-culture-comes-banking-opinion-1668200.

25 Brian Knight and Trace Mitchell, Private Policies and Public Power: When Banks Act as Regulators within a Regime of Privilege, 13 NYU Journal of Law & Liberty 66 (2020), https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3466854.